UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia, Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT Telekomunikasi Indonesia, Tbk.

(Registrant)

Date	April 23, 2013	By	/s/ Honesti Basyir
(Signature)

Honesti Basyir
Director of Finance

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA, Tbk.

ANNOUNCEMENT

RESOLUTIONS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS AND

SCHEDULES AND PROCEDURES FOR THE DISTRIBUTION OF 2012 FINANCIAL YEAR DIVIDEND

(No.Tel.83/PR000/COP-A0070000/2013)

Resolutions of the Annual General Meeting of Shareholders

It is hereby announced to all shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia, Tbk. abbreviated as Telkom (the “Company”), that the Resolutions of the Annual General Meeting of Shareholders (the “AGMS” or “Meeting”) of the Company held on April 19, 2013 in Jakarta, approved and decided the following matters:

Agenda 1:

Approve the Company’s Annual Report as presented by the Board of Directors, on the Company’s condition and operation for the 2012 Financial Year including the Board of Commissioners’ Supervision Duty Report for the 2012 Financial Year.

Agenda 2:

1.       Ratify:

a.     The Company’s Consolidated Financial Statements for the 2012 Financial Year audited by the Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC-3302/PSS/2013 dated February 28, 2013 with unqualified opinion.

b.     Partnership and Community Development Annual Report for the 2012 Financial Year in conformity with Ministry of State Owned Enterprises Regulation with comprehensive accounting bases besides Indonesian Financial Accounting Standards, audited by the Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report No.RPC-3319/PSS/2013 dated March 11, 2013 with unqualified opinion.

2.       Consequently, by the approval of the Company’s Annual Report and Consolidated Financial Statements) for the 2012 Financial Year and Annual Report on Partnership and Community Development Program for the 2012 Financial Year, the AGMS hereby gives a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors and Board of Commissioners (including all of the Board of Directors  and the Board of Commissioners who quit/ended his term of office at the closing AGMS held in 2012) for their management and supervision and for their management and supervision of Partnership and Community Development Program performed during the 2012 Financial Year, to the extent are reflected in the Company’s Annual Report, Consolidated Financial Statements for 2012 Financial Year and Annual Report of Partnership and Community Development for the 2012 Financial Year above and the actions do not contradict the prevailing laws and regulations.

Agenda 3:

1.       Approve the appropriation of the Company’s net profit for the 2012 Financial Year in the amount of Rp12,850,149,714,095,- which will be distributed as follows:

a.     Cash dividend 55% of the net profit or in the amount of Rp7,067,582,342,752,- or at least of Rp369.082  per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date);

b.    Special cash dividend 10% of the net profit or in the amount of Rp1,285,014,971,410,- or at least of Rp67.016 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date); and

c.     Recorded as Retained Earning in the amount of Rp4,497,552,399,933,- which will be used for the Company’s development.

2.       Approve that the distribution of dividends for the 2012 Financial Year will be conducted with the following conditions:

a.     those who are entitled to receive Dividends are shareholders whose names are recorded in the Company’s Register of Shareholders on June 3, 2013 at 16:00 hours Western Indonesia Standard Time;

b.     the Cash Dividend and Special Cash Dividend shall be paid in one lump sum on June 18, 2013.

3.       The Board of Directors shall be authorized to regulate further the procedure of Dividend distribution and to announce the same with due observance of the prevailing laws and regulations.

4.       Approve the amount of Partnership and Community Development Fund for the 2013 Financial Year as follows:

a.     Partnership Program of 0.0% of the Company’s net profit for the 2012 Financial Year.

b.     Community Development Program of Rp87,907,879,618,- equal to 0.68% of the Company’s net profit for the 2012 Financial Year.

Agenda 4:

Delegate authority and authorize the Board of Commissioners with the prior approval of the holders of shares of Series A Dwiwarna to determine the amount of bonus given to members of the Board of Directors and the Board of Commissioners for the 2012 Financial Year as well as salary/honorarium, allowances and benefits, and other benefits for members of the Board of Directors and Board of Commissioners for the 2013 Financial Year.

Agenda 5:

1.       Approve the reappointment of Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company for the 2013 Financial Year which audit will consist of the audit of the Consolidated Financial Statements of the Company and audit of the Internal Control over Financial Reporting for the 2013 Financial Year.

2.       Approve the reappointment of the Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to conduct an audit the appropriation of funds for the Partnership and Community Development Program for the 2013 Financial Year.

3.       Grants authority to the Board of Commissioners to determine an appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.       Grants authority to the Board of Commissioners to appoint an alternate Public Accounting Firm as well as to determine the terms and conditions of its appointment; in the event the appointed Public Accounting Firm cannot perform or continue its engagement, including audit fee.

Agenda 6:

1.       To Approve the changes to the Company’s plan for the use of treasury stock as result of the Share Buyback I through IV, subject to the provisions of Bapepam-LK No.XI.B.2 about Buyback Shares Issued by Public Listed Company, to include a way as the following:

a.       Market placement;

b.       Cancellation;

c.        Employee/ Management Stock Option Plan or  Employee/ Management Stock Purchase Plan;

d.       Equity conversion;

e.        Funding.

2.       The Board of Directors, in the implementation of the use/transfer of treasury stock from Share Buyback Phase I, II, III and IV, must take into account the provisions of prevailing laws and regulations, and obtain prior approval from the Board of Commissioners and reported the use/transfer of the treasury stock to the Annual General Meeting of Shareholders;

3.       The Board of Commissioners before giving approval must  obtain prior approval from  the holders of shares of Series A Dwiwarna.

Agenda 7:

1.       Changing the nomenclature of Directors positions as follows:

a.       Director Information Technology Solution and Strategic Portfolio became  Director;

b.       Director Enterprise & Wholesale became Director;

c.        Director Compliance & Risk Management became Director;

d.       Director Human Capital & General Affair became Director;

e.        Director Network & Solution became Director;

f.        Director Consumer  became Director.

2.       The composition of the Board of Directors who have been appointed in the AGMS dated May 11, 2012 are as follows:

a.       Mr. Arief Yahya as President Director

b.       Mr. Honesti Basyir as Director of Finance;

c.        Mr. Indra Utoyo as Directorr;

d.       Mr. Muhammad Awaluddin as Director;

e.        Mr. Ririek Adriansyah as Director;

f.        Mr. Priyantono Rudito as Director;

g.        Mr. Rizkan Chandra as Director;

h.       Mr. Sukardi Silalahi as Director.

3.       Segregation of duties and authority for each member of the Board of Directors along with the nomenclature for each member of the Board of Directors outside President Director and Director of Finance are subsequently regulated by the Board of Directors.

Agenda 8:

a.       To ratify the application of Regulation of Minister of State Owned Enterprises State Number: PER-12/MBU/2012 dated August 24, 2012 on Supporting Body of the Board of Commissioners in State-Owned Enterprise, as one of references for the arrangement of supporting body of the Company’s Board of Commissioners.

b.       To delegate authority to the holders of shares Series A Dwiwarna necessary to invoke the exception to the Company for the Regulation of Minister of State Owned Enterprises State Number: PER-12/MBU/2012 dated August 24, 2012 on Supporting Body of the Board of Commissioners in State-Owned Enterprise in accordance with the prevailing laws and regulations in Indonesia, including but not limited to, the laws and regulations in the field of capital market and labors.

Agenda 9:

1.       Approve the Amendment to certain provisions of the Company’s Articles of Association, as follows:

a.     Article 4, paragraph 1 and paragraph 2 of the capital structure in connection with the stock split of the Company of the original Rp250,- (two hundred and fifty rupiah) to Rp50,- (fifty rupiah) per share and the subsequent delegation of authority to the Board of Directors with the prior approval of the Board of Commissioners on the execution the Company's stock split.

b.     Article 22 paragraph 1 letter f, by removing the Partnership and Community Development Program from the Company’s Work Plan and Budget;

both amendments are in accordance with Articles of Association Amendments Matrix that have been distributed to the Shareholders of the Company.

2.       Grants authority to the Board of Directors of the Company with the right of substitution to restate the resolutions of this Meeting in a notarial deed, and further to submit a request of approval and to notify the changes in Articles of Association of the Company to the Ministry of Law and Human Rights of the Republic of Indonesia, and to register it in Company Register and announce it in the Supplement to the State Gazette, in accordance with the prevailing laws and regulations.

Agenda 10:

1.       Approved the appointment of Mr. Gatot Trihargo as Commissioner of the Company with a term commencing from the closing of this Meeting and ending at the close of the fifth AGMS after his appointment which will be held in 2018;

2.       Therefore the complete composition of the member of the Board of Commissioners are as follows:

a.       Mr. Jusman Syafii Djamal as President Commissioner;

b.       Mr. Parikesit Suprapto as Commissioner;

c.        Mr. Hadiyanto as Commissioner;

d.       Mr. Virano Gazi Nasution as Independent Commissioner;

e.        Mr. Johnny Swandi Sjam as Independent Commissioner;

f.        Mr. Gatot Trihargo as Commissioner.

with terms of office effective up to the closing of the Company’s AGMS which will be held in 2017, except for Mr. Jusman Syafii Djamal and Mr. Johnny Swandi Sjam up to the closing of the Company’s AGMS which will be held in 2015; while Mr. Gatot Trihargo up to the closing of the Company’s AGMS which will be held in 2018.

3.       Grants authority to the Board of Directors of the Company with substitution rights to restate the resolutions of this Meeting in a notarial deed and further notify the changes in Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and other necessary actions in accordance with the prevailing laws and regulations.

Schedules and Procedures for the Distribution of 2012 Financial Year Dividend

1.       In accordance to the resolution of the AGMS Telkom dated April 19, 2013, payment of cash dividend for the 2012 financial year is 55% of the net profit or in the amount of Rp7,067,582,342,752,- or Rp369.082 per share and an additional special cash dividend of 10% of the net profit or in the amount of Rp1,285,014,971,410,- or Rp67.016   per share, based on the number of shares issued (not including the shares bought back by the Company as of this Meeting date), and shall be distributed as follows:

Recording Date                         =    June 3, 2013; 16.00 Western Indonesian Time (WIB)

Regular and Negotiation Market

Cum Dividend                    =    May 29, 2013

Ex Dividend                        =    May 30, 2013

Cash Market

Cum Dividend                    =    June 3, 2013

Ex Dividend                        =    June 4, 2013

Payment Date                            =    June 18, 2013

2.       The eligible shareholders are shareholders registered in the Company’s Shareholders Registry on June 3, 2013 at 16.00 WIB, or at Kustodian Sentral Efek Indonesia (”KSEI”) securities account at the close of trading on June 3, 2013.

3.       For American Depositary Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon, for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on June 3, 2013.

4.       For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on June 18, 2013. Payment receipt will be delivered to Securities Companies and Custodian Banks in which shareholders open their accounts.

5.       For shareholders whose shares are not registered at Collective Deposits in KSEI, the Company will send notice of dividend payment (”SPPD”) to shareholders’ address, with following conditions:

a.     Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia Persero, Tbk (”BNI”), in all places in Indonesia. Shareholders are obliged to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.     The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

   -   The amount of cash dividend received is at least Rp500,000.-

   -   The complete transfer request must be delivered at the latest on June 3, 2013 to the Company’s Registrar, PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend.  Sudirman Kav. 34-35, Jakarta 10220.

6.       Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for the 2012 financial year received by each shareholder.

7.       For shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), they should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220 at the latest June 3, 2012 at 16.00 WIB. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to Article 23 of withholding tax at the rate of 30%.

8.       For the shareholders considered as the Offshore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with Regulation of General Director of Tax No. PER-61/PJ/2009, which amended by Regulation of General Director of Tax No.PER-24/PJ/2010 and PER-62/PJ/2009 dated November 5, 2009, which amended by Regulation of General Director of Tax No. PER-25/PJ/2010 and Circular Letter of General Director of Tax No.SE-114/PJ/2009 dated December 15, 2009 by submitting DGT-1 or DGT-2 Form that have been legalized by the Tax Office of Go Public Company to KSEI or the Company’s Registrar in accordance with the applicable KSEI regulation as stipulated in its Circular Letter No.SE-0001/DIR-EKS/KSEI/0811 dated August 5, 2011, the DGT-1 or DGT-2 Form to be furnished at the latest for Phase I on June 11, 2013 at 16.00 WIB and Phase II on June 28, 2013 at 16.00 WIB. If as the said date, KSEI or the Company’s Registrar has not received the Form, the cash dividend will be subject to Article 26 withholding tax at the rate of 20%.

9.       Evidence of dividend tax deduction for shareholders whose shares are registered with KSEI are available at Securities Companies and/or Custodian Banks at which the shareholders open its account, and for shareholders whose shares are not registered with KSEI are available at the Company’s Registrar, starting July 30, 2013.

Bandung, April 23, 2013

PT TELKOM INDONESIA, Tbk.

Board of Directors